Exhibit 99.1

FreeSeas Regains Compliance with Nasdaq’s Minimum Stockholders’ Equity Rule

ATHENS, Greece, August 14, 2014 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq: FREE) ("FreeSeas" or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, announced today that it has received a letter from Nasdaq, dated August 13, 2014, indicating that FreeSeas has regained compliance with Marketplace Rule 5550(b)(1) (the “Rule”), which requires a minimum of $2.5 million stockholders’ equity for continued listing on The Nasdaq Capital Market.

The determination by NASDAQ that the Company has complied with the Rule was based on FreeSeas’ Form 6-K filing of its interim financial statements for the period ended June 30, 2014, which evidenced stockholders’ equity of $37,563,000, resulting from the May 2014 $25 million public offering and settlement of debt with $15 million of debt forgiveness. The Nasdaq letter indicated that since the Company achieved compliance with the Rule, the matter is now closed.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the NASDAQ Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr